

December 5, 2012

<u>Via Facsimile</u>
Kim Law
Chief Financial Officer and Principal Accounting Officer
E-Debit Global Corporation
#12, 3620 – 29th St. NE
Calgary, Alberta, Canada T1Y 5Z8

      Re: E-Debit Global Corporation
               Form 10-K for Fiscal Year Ended December 31, 2011
               Filed April 11, 2012
               File No. 000-32051

Dear Mr. Law:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ John P. Nolan

                                 John P. Nolan
                                 Senior Assistant Chief Accountant